FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: April 25, 2003	By:	/s/ DU GUOSHENG
	Name Title::	Du Guosheng Chairman of the Board

Exhibit Index

a.	An announcement of results for the year ended December 31, 2002 by the Company, published on newspaper on April 14, 2003.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China ( the “PRC”) )

(Announcement of results for the year ended 31 December 2002)

The Board of Directors of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) is pleased to announce the audited results of the Company for the year ended 31 December 2002, extracted from the audited financial statements of the Company, prepared in accordance with International Financial Reporting Standards, together with the comparative figures of 2001.

INCOME STATEMENT

FOR THE YEAR ENDED 31 DECEMBER 2002

(Amounts in thousands, except per share data)

		2002	2001
	Note	RMB	RMB
			(Restated )
Turnover	3	9,443,061	5,975,255
Cost of sales		(8,368,029)	(5,660,191)
Gross profit		1,075,032	315,064
Selling, general and
administrative expenses		(530,571)	(565,412)
Other operating income		55,979	30,053
Other operating expenses		(55,687)	(31,143)
Net (loss)/ gain on disposal of property,
plant and equipment	4	(3,195)	147,737
Employee reduction expenses	5	—	(246,943)

Profit / (loss) from operations		541,558	(350,644)
Net financing costs		(210,830)	(59,579)

Profit /(loss) from ordinary
activities before taxation	6	330,728	(410,223)
Income tax (expense)/benefit	7	(121,629)	137,756

Profit /(loss) attributable to shareholders		209,099	(272,467)

Dividends attributable to the year	8	—	—

Basic earnings/(loss) per share	9	0.062	(0.081)

NOTES

1.    PRINCIPAL ACTIVITIES AND BASIS OF PREPARATION

The Company was incorporated as a joint stock company with limited liability in the PRC on 23 April 1997 pursuant to the reorganisation (“Reorganisation”) of Beijing Yanshan Petrochemical Corporation which has since been renamed SINOPEC Group Beijing Yanshan Petrochemical Company Limited (“Yanshan Company”) in preparation for the listing of the Company’s shares. The Company’s shares and American Depository Shares have been listed on the Hong Kong Stock Exchange (“SEHK”) and the New York Stock Exchange respectively since June 1997.

Upon the Reorganisation, the Company became a subsidiary of Yanshan Company. On 25 February 2000, China Petrochemical Corporation, underwent a reorganisation, and formed a subsidiary, China Petroleum & Chemical Corporation (“Sinopec”). In accordance with the reorganisation agreement, Yanshan Company transferred its 70% equity interest in the Company to Sinopec.

The principal activities of the Company are the manufacturing and sale of petrochemical products in the PRC.

The significant accounting policies have been consistently applied by the Company and are consistent with those adopted in the 2001 annual accounts, except for, as described in note 2, land use rights which are carried at cost effective 1 January 2002.

2.    CHANGE IN ACCOUNTING POLICY

Effective 1 January 2002, the Company changed its accounting policy with respect to land use rights. Land use rights are now carried at historical cost less accumulated amortisation rather than at its revalued amount. This change has been accounted for retrospectively by restating comparatives and adjusting the opening balances of retained earnings and shareholders’ equity at 1 January 2001.

The effect of the change is a decrease in amortisation expense of RMB 16,256,000 for 2002 and RMB 16,256,000 for 2001.

3.    TURNOVER

Turnover represents revenue from sales of goods to customers, net of value added tax.

4.    NET GAIN ON DISPOSAL OF PROPERTY, PLANT AND EQUIPMENT

On 20 November 2001, the Company sold a polypropylene production facility to Yanshan Company and recorded a gain on disposal of RMB 156,546,000. The consideration of the transaction was determined based on a report issued by an independent qualified valuer issued on 17 November 2001.

5.    EMPLOYEE REDUCTION EXPENSES

In accordance with Sinopec’s voluntary employee reduction plan, the Company recorded employee reduction expenses of RMB 246,943,000 during the year ended 31 December 2001. In addition, Sinopec made an additional payment of RMB 100,782,000 to the Company’s staff in connection with this voluntary employee reduction plan. No employee reduction expenses were recorded during the year ended 31 December 2002.

6.    PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit/(loss) from ordinary activities before taxation is arrived at after charging:

	2002	2001
	RMB’000	RMB’000
Interest expense	220,918	207,091
Less: Amount capitalised as construction in progress	(25,805)	(153,744)

Interest expense, net	195,113	53,347

Cost of inventories	8,368,029	5,660,191
Depreciation	806,124	525,410

7.    INCOME TAX (EXPENSE)/BENEFIT

Income tax (expense)/benefit in the income statement represents:

	2002	2001
	RMB’000	RMB’000
Provision for PRC income tax for the year	—	—
Deferred taxation	(121,629)	137,756

	(121,629)	137,756

The provision for PRC income tax is calculated at the rate of 33% (2001: 33%) on the estimated assessable income of the Company determined in accordance with relevant income tax rules and regulations of the PRC. The Company did not carry on business overseas or in Hong Kong and therefore does not incur overseas and Hong Kong income taxes.

8.    DIVIDEND

The Directors did not propose a final dividend for the year ended 31 December 2002 (2001: Nil).

9.    BASIC EARNINGS / (LOSS) PER SHARE

The calculation of basic earnings/(loss) per share is based on the profit/(loss) attributable to shareholders of RMB 209,099,000 (2001 (restated): Loss of RMB 272,467,000) and the weighted average number of shares of 3,374,000,000 (2001: 3,374,000,000) during the year.

Diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the years ended 31 December 2002 and 2001.

10.    SEGMENT INFORMATION

	2002	2001
	RMB’000	RMB’000
External sales
Resins and Plastics	5,514,147	3,203,189
Synthetic Rubber	1,418,899	925,512
Basic Organic Chemical Products	2,140,185	1,373,201
Others	369,830	473,353

Total external sales	9,443,061	5,975,255

Cost of sales
Resins and Plastics	(4,943,357)	(3,004,017)
Synthetic Rubber	(1,189,480)	(900,588)
Basic Organic Chemical Products	(1,877,542)	(1,237,069)
Others	(357,650)	(518,517)

Total cost of sales	(8,368,029)	(5,660,191)

Segment results
Resins and Plastics	570,790	199,172
Synthetic Rubber	229,419	24,924
Basic Organic Chemical Products	262,643	136,132
Others	12,180	(45,164)

Total segment results	1,075,032	315,064

Selling, general and administrative expenses	(530,571)	(565,412)
Net financing costs	(210,830)	(59,579)
Other operating income	55,979	30,053
Other operating expenses	(55,687)	(31,143)
Net (loss)/gain on disposal of property, plant and equipment	(3,195)	147,737
Employee reduction expenses	—	(246,943)

Profit/(loss) from
ordinary activities before taxation	330,728	(410,223)
Income tax (expense)/benefit	(121,629)	137,756

Profit/(loss) attributable to shareholders	209,099	(272,467)

In view of the fact that Company operates mainly in the PRC, no geographical segmental information is presented.

11.    COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy described in Note 2. In addition, certain comparative figures have been reclassified to conform with the current year’s presentation.

12.    AUDITORS’ REPORT

The auditors’ report on the Company’s financial statements is neither qualified nor modified.

OPERATING RESULTS

In 2002, despite the retardation in the development of the overall world economy, the demand for petrochemicals remained strong as the economy of China continued to grow at a high speed. During the reporting period, as a result of China’s accession to the World Trade Organisation (“WTO”), costs of importing petrochemicals into China have been reduced. China’s accession to the WTO also have a huge impact on Chinese enterprises in terms of management mechanism. Facing the intensified market challenges, the Company, through its calm observation, conscientious thinking and the ability to seize opportunities, was able to cope with the situation serenely and to accomplish the following tasks, by adhering to the established development strategies of the Company:

1)	Continue to implement the production capacity expansion program. In 2002, the Company made full use of its economies of scale after completion of the rebuilding and expansion of the Company’s ethylene project (which includes the ethylene facility, the LDPE facility, the acetonitrile extraction facility and the benzene production facility, collectively known as the “Ethylene Project”, and which was completed at the end of 2001), and established a solid foundation for the Company to establish its competitive edge in the domestic market through the high-load smooth operation, which has not only achieved the highest overall efficiency in the production of all major products over the past years, but also reduced unit costs in production. The sales volume of the eight main products of the Company has seen a growth of 81.6% as compared with that of 2001.

2)	Enhance management and lower costs to improve efficiency. In 2002, the Company made full utilisation of its advantages gained in the technology renovation program in connection with the Ethylene Project, and continued to improve on the cracking feedstock, which has pushed the product yield of ethylene to the highest level in history and further reduced production costs. The Company adopted stricter administrative measures with respect to procurement of naphtha, butadiene, benzene and other materials from outside sources by integration of the supply system, tender, and via the Internet to further lower the procurement costs of the Company.

3)	Improve product mix actively in order to meet market demands. In 2002, the Company seized the opportunity to commence operation of the newly built LDPE units, and made full utilisation of its advantages in terms of quality and variety of resin, plastic and other products. By developing and manufacturing special resin and plastics with high profit margin, the Company improved the profit margin rate of its products. In 2002, the total output of the new products made of synthetic resin developed by the Company reached approximately 200,000 tons, whilst the sales of the materials used in the production of synthetic resin amounted to 538,900 tons, accounting for 56.7% of the sales of resin and plastic, with an increase of 5.2% compared with that over the same period of 2001.

4)	Strengthen sales and marketing activities. In 2002, facing the challenges brought about by China’s accession to the WTO, the management of the Company further improved the sales mechanism of the Company and greatly strengthened sales activities by formulating flexible marketing strategies. Products were manufactured upon purchase orders placed by customers and taking into account their sales prospects. The sales to production ratio of the principal products of the Company was maintained at a very high rate thus successfully accomplished the sales target.

The following table sets forth the percentages of total turnover of the principal operating expenses associated with the Company’s business:

	2002	2001
	(%)	(%)
Turnover	100.0	100.0
Less expenditure
Raw materials	62.4	67.4
Utility (fuels and power) expenses	12.9	13.1
Depreciation	8.5	8.8
Wages and bonus	2.5	3.5
Other overheads	2.9	2.7
Selling, general and administrative expenses	5.0	8.7
Other expenses, net	0.1	1.7

Operating margin/(loss)	5.7	(5.9)

MANAGEMENT DISCUSSION AND ANALYSIS

Turnover increased to RMB 9,443.1 million in 2002 from RMB 5,975.3 million in 2001, representing an increase of RMB 3,467.8 million or 58.0%, and this was mainly due to the large increase in the production and sales volume of principal products of the Company upon expansion of its production. Due to the market condition, the price of petrochemical products of China was maintained at a low level in the early half of 2002, and the weighted average sales price of the Company’s eight principal products, which accounted for 74.0% and 79.1%, respectively, of total sales revenue of 2001 and 2002, decreased by 7.0% in 2002. However, the sales volume of these eight principal products increased by 81.6% in 2002 as compared with that of 2001, and thus increased the sales revenue by large margins.

Cost of sales increased to RMB 8,368.0 million in 2002 from RMB 5,660.2 million in 2001. The increase was mainly due to an increase in the output, which has resulted in an increase in the consumption of raw materials, and an increase in depreciation of the units newly put into use. The Company’s gross margin increased from RMB 315.1 million in 2001 to 1,075.0 million in 2002, as gross profit mounted up from 5.3% in 2001 to 11.4% in 2002.

Selling, general and administrative expenses decreased by RMB 34.8 million, or 6.2%, to RMB 530.6 million in 2002 from RMB 565.4 million in 2001. This decrease was primarily due to the substantial improvement in marketing efficiency and effectiveness, attained by the reorganisation of the marketing system of the Company.

Net financing costs have seen a comparatively large increase to RMB 210.8 million in 2002 from RMB 59.6 million in 2001, primarily due to the capitalisation of RMB 153.7 million loan interest during the period of constructions made under the Ethylene Project in 2001.

In 2002, the Company recorded a profit before taxation of RMB 330.7 million, as compared with a loss before taxation of RMB 410.2 million in 2001. The Company’s net profit for 2002 was RMB 209.1 million, yielding a profit margin of 2.2%, as compared with the Company’s net loss of RMB 272.5 million and net profit margin of -4.6% in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company has principally relied on funds from operations and bank loans to finance its capital expenditures and working capital.

The Company’s net cash flows derived from operating activities are generally much higher than its net profit, mainly due to substantial depreciation. In 2002, the Company’s net cash flows from operating activities was RMB 1,037.1 million, representing an increase of RMB 655.8 million from RMB 381.3 million in 2001, primarily due to (i) profit before taxation of RMB 330.7 million and (ii) total depreciation of RMB 806.1 million, which is partly offset by (iii) an increase of inventories in the amount of RMB 247.3 million, and (iv) an increase in trade and bills receivables of RMB 104.0 million.

The Company’s short-term and long-term loans are primarily obtained from PRC financial institutions. In 2002, the Company repaid RMB 4,100 million of its short-term loans and RMB 1,701 million of its long-term loans, and borrowed RMB 4,025 million in short-term loans and RMB 1,442 million in long-term loans. As of 31 December 2002, the Company’s total loans from banks decreased by 8.3% to RMB 3,703.9 million (including RMB 1,575 million of short-term loans, and RMB 201.4 million of long-term loans due within one year) from RMB 4,038.2 million (including RMB 1,650 million of short-term loans, and RMB 1,518.4 million of long-term loans due within one year) as of 31 December 2001.

The Company expects to incur capital expenditures of RMB 300.0 million, RMB 300.0 million and RMB 400.0 million in 2003, 2004 and 2005, respectively. Such capital expenditures will be used mainly for the technical improvement projects of the Company. The Company believes the net cash flows from its operating activities and new bank loans will be sufficient to cover the Company’s expected capital expenditures for the above period.

DIVIDENDS AND PROPOSED PROFIT APPROPRIATIONS

The Company did not declare any interim dividends for the six months ended 30 June 2002.

According to the Company’s Articles of Association, the retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with the PRC Accounting Rules and Regulations and the amount determined in accordance with the accounting standards adopted by the place in which the Company is listed. At 31 December 2002, the Company has accumulated losses of RMB 91,024,000, being the amount determined in accordance with the PRC Accounting Rules and Regulations. The Board has therefore decided not to declare a dividend for 2002.

The Board of Directors resolved on 11 April 2003 to recommend to the shareholders not to declare final dividends for the year ended 31 December 2002. The proposed profit appropriations will be presented to shareholders for approval at the forthcoming Annual General Meeting to be held on 27 June 2003.

According to the Articles of Association of the Company, the register of members will be temporarily closed for a period of 30 days before the date of the Annual General Meeting of shareholders, which is from 28 May 2003 to 27 June 2003 (both days inclusive), during which time no share transfer will be effected.

CONTINGENT LIABILITIES

As at 31 December 2002, the Company had no significant contingent liabilities.

GEARING RATIO

In 2002 the Company’s gearing ratio was 73.8%, as compared with 83.9% in 2001. The decrease in the gearing ratio was mainly due to the decrease in both the long-term and short-term debts. The gearing ratio is calculated by dividing the total of long-term bank loans and short-term bank loans by the total of shareholders’ equity.

EXPOSURE TO FLUCTUATIONS IN EXCHANGE RATES AND ANY RELATED HEDGES

The Company is exposed to foreign currency risk primarily as a result of its foreign currency denominated long-term debts and, to a limited extent, cash and cash equivalents denominated in foreign currencies. The Company had no foreign currency hedging activity in 2002.

PROSPECTS

Looking forward to 2003, the Board believes that internationalisation will be a more common phenomenon in the domestic market of China as a result of China’s accession to the WTO. The establishment and commencement of production of a number of joint venture petrochemical enterprises will not only intensify market competition, but also exert significant pressure on the production and operation of the petrochemical industry in China. Nevertheless, the Board is confident that the momentum of continuous growth of China’s economy will further stimulate the increase in demand for petrochemical products. The Company will, on the basis of perfecting the reorganisation of its internal business flow, make use of the advantages gained in the completion of the technology renovation program in connection with the Ethylene Project and further improve the operating results of the Company through continuous implementation of its development strategies. These strategies include:

1)	Vigorously carry forward the technical improvement and technical advancement to guarantee the sustainable development of the enterprise. In 2003, the Company intends to fully utilise the increased production capacity of the ethylene units through further eliminating the bottleneck in such ethylene units with a view to attain the business concept of “not for the largest, but for the best” and thereby guarantee the sustainable development of the Company through increasing production capacity and improving quality as well as reducing consumption of materials and energy.

2)	Increase production efficiency through prudent operational planning. In 2003, the Company will arrange the shutdown and overhaul of certain units and use its best endeavor to produce marketable quality products through closely adhering to the optimisation of ethylene materials and balanced use of materials. In addition, the Company intends to improve the efficiency of its production units by improving the performance of the equipment and extending the operating period of equipment and minimising the occurrence of unscheduled shutdowns.

3)	Increase production of products with high added value by adopting a market orientated approach. In 2003, the Company will continue to adjust its product mix to improve and strengthen its profitability through its close cooperation with scientific research institutions. Based on a full market research, the Company will be able to develop special-purpose materials with high market demand and high added value, the supply of which in China currently relies mainly on imports. The Company will strive to further increase the sales proportion of special-purpose materials used for producing synthetic resin.

4)	Adhere to the policy of integrating production, supply, sales and research, and improve sales and marketing activities. In 2003, the Company will continue to strengthen its sales and marketing activities based on its former experiences. Through close cooperation between the various departments such as supply, production, sales and research, the Company will further harmonise the operations of those departments and strive to adjust its production plans in a timely manner in order to meet market changes and the different needs of different customers. The Company will also reinforce its efforts in conducting market analysis, improving its ability to meet market changes, avoiding market risks and enhancing the economic efficiency by continuing to adopt the sales strategies of “follow the market, maintain stable production-sales ratio, and obtain the maximum sales price”.

MAJOR EVENTS

1.	In order for the auditing flow and process to be in conformity with that of its parent company, the Company has decided to appoint KPMG and KPMG Huazhen as its international and domestic auditors, respectively, from 2002 onwards.

2.	The following directors of the Company have ceased to act as the directors of the Company: Mr. Situ Zexiang and Mr. Li Kejun, for change of job, and Mr. Qi Jiren, executive director of the Company, for retirement, have submitted their resignations. Upon nomination at the Board Meeting dated 28 March 2002 and approval at the shareholders meeting dated 7 June 2002, Mr. Xiang Hanyin, Mr. Lu Changqin, Mr. Qiao Xianyi and Mr. Mo Zhenglin were appointed as directors of the Company, and Mr. Yang Xuefeng was appointed as independent director of the Company.

3.	At the meeting of the Board of Directors held on 13 August 2002, Mr. Yang Qingyu was appointed as the Vice Chairman of the Board of the Company, Mr. Xu Hongxing as the General Manager, Mr. Zhao Qichao as the Deputy General Manager, and Mr. Guo Hong as the Chief Financial Officer of the Company.

4.	The Company has decided at the Board meeting dated 11 April 2003 to appoint Mr. Zhou Quansheng as the Secretary of the Board of Directors of the Company.

IMPACT OF THE RECENT ECONOMIC DEVELOPMENT

In the near future, unstable factors will inevitably exist in the international economy, which might bring adverse impact on the production and operation of the Company. Nevertheless, the Company believes that the steady growth of China’s economy will no doubt lead to a further increase in the demands for the products of the Company, whilst the commissioning of the ethylene facilities with 710,000 tons capacity will elaborate the scale merit of the Company. The Company believes that, through the implementation of its various effective operating and development strategies, it will ensure satisfactory return for the shareholders.

TRUST DEPOSITS

As at 31 December 2002, the Company did not have any trust deposits with any financial institutions in the PRC. The Company has not encountered any withdrawal difficulty with respects to its deposits.

TAXATION

The Company has been subject to the PRC enterprise income tax of 33% for the year ended 31 December 2002. The Company is not aware of any government policy changes that may affect the Company’s tax rate.

AUDITORS

At the Annual General Meeting held on 7 June 2002, a resolution was passed for the appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors respectively.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

Save as disclosed in announcements, the Company’s Directors are unaware of any circumstance which would indicate that the Company did not comply, or has not complied, with Appendix 14 (the “Code of Best Practice”) of the Rules Governing the Listing of Securities on the SEHK (“Listing Rules”).

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the year 2002, there was no purchase, sale, redemption or cancellation of any of the Company’s listed securities.

PURCHASE, SALE AND INVESTMENT

Save as disclosed in this announcement, during the year 2002, there was no material purchase, sale or investment in connection with the Company’s subsidiaries and associates.

PLEDGES OF ASSETS

During the year 2002, there was no pledge of assets by the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE SEHK’S WEBSITE

A detailed Annual Results Announcement containing all the information in respect of the Company required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the SEHK’s website in due course.

By Order of the Board of Directors

Du Guosheng

Chairman

11 April 2003, Beijing, The PRC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2002 Annual General Meeting (“AGM”) of the Company will be held on Friday, 27 June 2003, at No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing 102500, the PRC at 9:00 a.m. sharp for the following purposes:

1.	to consider and approve the 2002 report of the Board of Directors of the Company;

2.	to consider and approve the 2002 report of the Board of Supervisors of the Company;

3.	to consider and approve the audited financial statements of the Company for the year ended 31 December 2002;

4.	to consider and approve the proposed profit appropriation plan of the Company for 2002;

5.	to determine the remuneration of the Directors and Supervisors of the Company for 2003;

6.	to consider and approve the proposal on the candidates for the new Directors and Supervisors;

7.	to consider and approve the appointment of KPMG and KPMG Huazhen as the Company’s international and domestic auditors, respectively, for the fiscal year 2003, and to authorise the Directors of the Company to determine their remuneration;

8.	to transact any further business, if necessary.

By Order of the Board of Directors

Du Guosheng

Chairman

11 April 2003, Beijing, the PRC

The Registered Office:

No. 1 Beice, Yingfeng Erli, Yanshan,

Fangshan District, Beijing, The PRC

Postal Code:102500

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Register of Members of the Company at close of business on 27 May, 2003 are entitled to attend the AGM upon presentation of their passports or other identity papers and documents of authorisations.
(B)	According to the Company’s Articles of Association, the register of members of the Company will be closed 30 days before the date of the AGM, which is from 28 May 2003 to 27 June 2003 (both days inclusive), during which time no H share transfer will be effected.
(C)	Each shareholder who has the right to attend and vote at the AGM is entitled to appoint one or more proxies, whether they are members or not, to attend and vote on his behalf at the AGM.
(D)	A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.
(E)	The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney. If that instrument is signed by an attorney of the appointor, the power of attorney must be notarially certified. To be valid, the notarially certified power of attorney and the form of proxy must be delivered to the registered office of the Company not less than 24 hours before the time appointed for the holding of the AGM.
(F)	Shareholders intending to attend the AGM should return the accompanying reply slip attached in this Annual Report to the Secretary’s Office of the Company before 7 June 2003 personally or by mail, cable or facsimile. Returning the proxy form on the back of the reply slip will not affect shareholders’ rights to attend in person.

(G)	Shareholders attending the AGM are responsible for their own transportation and accommodation expenses.

(H)	The details of the Secretary’s Office of the Company are as follows:

No. 1 Beice, Yingfeng Erli, Yanshan,

Fangshan District, Beijing, The PRC

Postal Code:102500

Tel:(8610) 6934-5924 Fax:(8610) 6934-5448

Please also refer to the published version of this announcement in the (South China Morning Post)